
12062731

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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AUG 2 8 2012
Washington DC
402

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 – 26312

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2011 (MM/DD/YY) AND ENDING 06/30/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

TRIUMPH SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 FIFTH AVE., 15TH FLOOR
(No. And Street)

NEW YORK, (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

A.T. STAUTBERG JR. (212) 850-2530
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

5 West 37th Street, 4th Floor (Address) NEW YORK (City) NY (State) 10018 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PUBLIC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, A.T. STAUTBERG JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TRIUMPH SECURITIES CORPORATION, as of JUNE 30, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Scharie Williams
Notary Public State of New York
No. 01WI6247865
Qualified in Queens County
Commission Expires Sept. 6, 20 15
Certificate Filed in New York County



Signature

CHAIRMAN

Title



Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- [ ] (o) Supplemental Independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRIUMPH SECURITIES CORPORATION
(a wholly owned subsidiary of
Triumph Resources Corporation)

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2012

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

TRIUMPH SECURITIES CORPORATION
(a wholly owned subsidiary of
Triumph Resources Corporation)

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2012

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

New York Office:
5 West 37th Street, 4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

Connecticut Office:
95B Rowayton Avenue
Rowayton, CT 06853
TEL: 203-857-4400
FAX: 203-857-0280

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Triumph Securities Corporation:

We have audited the accompanying statement of financial condition of Triumph Securities Corporation (the "Company"), as of June 30, 2012, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Triumph Securities Corporation as of June 30, 2012, in conformity with accounting principles generally accepted in the United States of America.

Fulvio + Associates, LLP

New York, New York
July 27, 2012

TRIUMPH SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2012

ASSETS

Cash	$ 30,818
Investments, at fair value (cost $14,373)	64,108
Other	1,157
TOTAL ASSETS	$ 96,083

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accrued expenses	$ 12,924
Stockholder's Equity:	
Common stock, par value $1.00 Authorized 20,000,000 shares; issued and outstanding 100 shares	100
Additional paid-in capital	363,180
Accumulated deficit	(280,121)
TOTAL STOCKHOLDER'S EQUITY	83,159
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 96,083

The accompanying notes are an integral part of this financial statement.

TRIUMPH SECURITIES CORPORATION
(a wholly owned subsidiary of Triumph Resources Corporation)
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2012

NOTE 1. ORGANIZATION AND OPERATIONS

Triumph Securities Corporation (the "Company") is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company was incorporated on May 20, 1981 to sell and distribute units in oil and gas limited partnerships, of which Triumph Resources Corporation, the Company's parent, is the general partner.

On November 21, 1986, the parent company was involved in an acquisition by Prometheus, Inc. The transaction was treated as a reverse purchase acquisition, whereby stockholders of Triumph Resources Corporation received 90% of the common stock of the new parent company, Triumph Oil and Gas Corporation ("Triumph") and stockholders of Prometheus, Inc. received 10% of Triumph. Triumph Securities Corporation remained a wholly owned subsidiary of Triumph Resources Corporation.

NOTE 2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company maintains its books and records on the accrual basis of accounting where revenues are recognized when earned and expenses when incurred. This basis of accounting conforms to generally accepted accounting principles.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

Fair Value Measurement – Definition and Hierarchy

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures (formerly FASB Statement 157, Fair Value measurements) establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels explained below:

NOTE 2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value Measurement – Definition and Hierarchy (continued)

Level 1 Valuations based on quoted prices available in active markets for identical investments.

Level 2 Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Fair Value Measurement

The Company's assets recorded at fair value are categorized based upon a fair value hierarchy in accordance with ASC 820 at June 30, 2012. See the definition and discussion, above, of the Partnership's policies regarding this hierarchy.

At June 30, 2012, the Partnership had investments in securities in the aggregate amount of $64,108 which was valued using Level 3 inputs.

NOTE 3. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2012 the Company had a net capital, as defined, of $17,894, which was $12,894 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.72 to 1.

NOTE 4. RELATED PARTY TRANSACTIONS

The Parent allocated rent and utility costs for shared office space to the Company in the amount of $14,494 for the year ended June 30, 2012.

NOTE 5. INCOME TAXES

The Company is included in the consolidated federal tax return of the parent company. State and local taxes are provided based upon separate return filings. No Federal income taxes were allocated to the the Company's fiscal year ending June 30, 2012.

NOTE 5. INCOME TAXES (continued)

The expense for state and local income taxes in the amount of $455 was recognized for the fiscal year ending June 30, 2012.

The tax years that remain subject to examination by taxing authorities are 2008, 2009 and 2010. The Company determined that there are no uncertain tax positions which would require adjustment to, or disclosure on the financial statements.

NOTE 6. FAIR VALUE MEASUREMENTS

The following table discloses a reconciliation of investments measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended June 30, 2012:

	Investments in Funds
Beginning Balance, June 30, 2011	$ 64,108
Total gains or losses (realized and unrealized)	-
Purchases and sales, net	-
Ending Balance, June 30, 2012	$ 64,108
The amount of gains (losses) included in income attributable to the change in unrealized gains (losses) relating to assets still held at June 30, 2012	$ -

Gains and losses (realized and unrealized), if any, are included in the Statement of Operations.

Transfers between levels are recognized at the end of the reporting period.

NOTE 7. COMMITMENTS, CONTINGENCIES AND GUARANTEES

The company has no lease or equipment rental commitments, no contingent liabilities, had issued no guarantees and had not been named as defendant in any law suit at June 30, 2012.

NOTE 8. SUBSEQUENT EVENTS

Subsequent events have been evaluated through July 27, 2012, which is the date the financial statements were available to be issued, and no events have been have been identified which have been deemed material.